Exhibit 99.1

ICON plc to Present at the Barclays Global Healthcare Conference and the KeyBanc Capital Markets' Life Sciences & MedTech Investor Forum

DUBLIN--(BUSINESS WIRE)--March 9, 2021--ICON plc, (NASDAQ: ICLR) a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations, today announced that Mr. Brendan Brennan, CFO of ICON plc, will present at:

  The Barclays Global Healthcare Conference on Wednesday, March 10, 2021. The presentation will be webcast live from 08.00am ET; and
  the KeyBanc Capital Markets' Life Sciences & MedTech Investor Forum on Wednesday, March 24, 2021 at 11.30am ET.

Any changes to these events and links to the live webcasts (where available) will be posted on the Investor section of our website under “Events”.

About ICON plc

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 15,730 employees in 93 locations in 41 countries as at December 31, 2020. For further information about ICON, visit: www.iconplc.com.

This press release and the related presentations in connection with this press release contain forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the consummation and integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

In addition, as announced, ICON and PRA Health Services (“PRA”) have entered into a definitive merger agreement. This communication does not constitute an offer to sell or buy or the solicitation of any offer to buy or sell any securities, nor shall there be any sale of securities in a jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting regulatory requirements of Section 10 of the Securities Act of 1933. In connection with the proposed transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. ICON and PRA will file other documents regarding the proposed transaction with the SEC.

Before making any voting or investment decisions, investors and security holders of ICON and PRA stock are encouraged to carefully read the entire registration statement and proxy statement prospectus when filed and made available on each of our websites and at sec.gov.

Source: ICON plc

ICON/ICLR-G

Contacts

Investor Relations
+1888 381 7923

Jonathan Curtain
Vice President Corporate Finance and Investor Relations
+353 1 291 2000